Hernández
Barbosa &
Huerga

RECEIVED

2008 MAY 14 A 7:32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 12, 2008.

08002547

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A.B. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) – **File 82-4743**

On behalf of Hilasal Mexicana, S.A.B. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the First Quarter Report for 2008 (year ending December 31, 2007), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies in Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernández Gómez, Esq.

PROCESSED

MAY 2 0 2008

THOMSON REUTERS

dw 5/15

CONSULEGIS EWIV/EEIG
Member of Consulegis, an International Association of Law Firms

OFICINAS CORPORATIVAS
Mar Báltico 2237 4° piso Col. Country Club
C.P. 44637 Guadalajara, Jalisco
Tel (52) 33 3817-1731 Fax (52) 33 3817-1732

OFICINAS CD. DE MÉXICO
Av. Presidente Mazaryk 111 1er piso
Col. Chapultepec Morales C.P. 11560 México, DF
Tel (52) 55 3300-5801 Fax (52) 55 3300-5919

www.hbclaw.com.mx

RECEIVED
2008 MAY 14 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HILASAL MEXICANA, S.A.B. DE C.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS AND OPERATIONS

First Quarter Report for 2008
April 2008

The results show some deceleration in U.S.A. and a weak performance in the national market.

Results of 1Q08 vs 1Q07 (January - March)

The total sales were affected due the economic rescission in United States of America, as well as the national sales went down, this quarter the sales were less, 21.1% in volume and 21.2% in dollars ad 25.8 in pesos.

The national sales were reduced to 21.5% in volume, 23.9% in dollars and 28.3% in pesos due the fact of less demand of the clients who decided to move their inventory, the cycle effects of holly week and the sale of the promotional product done in 2007.

The export sales reduced 20.7% in volume and 17.1% in dollars and 21.8% in pesos.

The gross margin, pressure due the increment on the cotton price, it is now located in 14.1%, regarding 25.5% in the same period of 2007.

The general expenses had been reduced 5.0%in real terms and represent 18.9%of the sales. The sales expenses decreased 8.3% and are located regarding the sales in 9.5% comparing 7.7% of the 1Q-07. The administrative expenses represent 9.4% regarding the sales and comparing the 7.1% of the 1Q-07.

The Operational expenses presented a loss of 4.8% of the sales compare to the profits of 10.7% in 1Q-07.

Other Income and Expenses, Net.
Present the income and expenses not recurrent in the period.

Financial Integral Result
The financial integral result was negative for $558 thousand pesos in the 1Q-08 comparing the 7.4 million pesos of 1Q-07.

The interest paid increased 5.9%in dollars reducing 0.3% in pesos due the increment of debt and pesos in regards to dollars. The net interests in connection to the sales represent 5.1% comparing the 3.8% in 1Q-07. The average annual rate of the loans was 6.55% in dollars.

Net Profit

The results of the quarter present a loss of $3.5 million pesos which is compare to the profit of $4.2 million of pesos in 1Q-07.

Results of the last twelve months 1008 vs 2007 (April-March).

The total sales were reduced 8.4% in volume and 7.7% in dollars, and 11.9% in pesos.

The national sales decreased 12% in volume and 13.8% in dollars, and 17.9% in pesos.

The exports reduced 2.8% in volume and 2.0% in pesos, with an increment in 2.5% in dollars.

The gross margin passed from 24.8% to 20.9%.

The General expenses are of 17.2% over sales. The sale expenses were reduced 8.5% which corresponds 8.7%over sales and it is compare to the 8.4% in 2007. The administrative expenses were reduced 2.0%. Its proportion regarding to the sales is 8.5% compared to 7.7% in 2007.

The operational margin is reduced from 8.8% to 3.7%.

Financial Integral Results

The Integral Financial Results of 2008, represented 11.2 million pesos, comparing $13.9 millions pesos in regards to year 2007.

The interest paid increased 11.8%, which means that 18.7 million pesos had been paid. The net interests, in connection to the sales represent 4.7% in 2008 comparing 3.7% in 2007.

Net Profit

The net profit was 1.8% million pesos and its compare to 15.9% million pesos 2007. The gross margin represents 0.5% of sales.

The total assets increased 0.8%in pesos and 6.8% in dollars. The clients reduced 11.8% in peso and 6.6% in dollars. The inventories increased 31.2% in pesos and 38.9% in dollars. The fixed assets decreased 3.9% in pesos and 1.7% in dollars.

The total liabilities increased 7.1% in pesos and 13.5% in dollars. The debt of Costs increased 20.6% which means 22.6 million pesos.

The accounting capital passed from $323.2 to $304.3 million pesos.

General Matters

The company still waiting to be resolved some trial against the Ministry of Finance (SHCP).

Hilasal

MEXICANA S.A.B. DE C.V.

First Quarter Report
2008

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**669,644**	**100**	**664,185**	**100**
s02	**CURRENT ASSETS**	**273,341**	**41**	**251,568**	**38**
s03	CASH AND SHORT-TERM INVESTMENTS	1,393	0	858	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	113,208	17	128,393	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	13,892	2	11,881	2
s06	INVENTORIES	144,848	22	110,436	17
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**385,293**	**58**	**401,135**	**60**
s13	LAND AND BUILDINGS	184,071	27	183,756	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	645,057	96	612,846	92
s15	OTHER EQUIPMENT	111,966	17	109,864	17
s16	ACCUMULATED DEPRECIATION	567,998	85	530,998	80
s17	CONSTRUCTION IN PROGRESS	12,197	2	25,667	4
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**11,010**	**2**	**11,482**	**2**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**365,350**	**100**	**340,982**	**100**
s21	**CURRENT LIABILITIES**	**137,994**	**38**	**126,125**	**37**
s22	SUPPLIERS	41,522	11	36,465	11
s23	BANK LOANS	78,904	22	64,575	19
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	7,361	2	12,440	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	10,207	3	12,645	4
s27	**LONG-TERM LIABILITIES**	**163,272**	**45**	**148,119**	**43**
s28	BANK LOANS	163,272	45	148,119	43
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**64,084**	**18**	**66,738**	**20**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**304,294**	**100**	**323,203**	**100**
s36	**CONTRIBUTED CAPITAL**	**249,402**	**82**	**249,409**	**77**
s79	CAPITAL STOCK	198,310	65	198,317	61
s39	PREMIUM ON ISSUANCE OF SHARES	51,092	17	51,092	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**54,892**	**18**	**73,794**	**23**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	382,895	126	381,133	118
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-328,003	-108	-307,339	-95
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	**CASH AND SHORT-TERM INVESTMENTS**	**1,393**	**100**	**858**	**100**
s46	CASH	1,290	93	763	89
s47	SHORT-TERM INVESTMENTS	103	7	95	11
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**11,010**	**100**	**11,482**	**100**
s48	DEFERRED EXPENSES (NET)	11,010	100	11,482	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**137,994**	**100**	**126,125**	**100**
s52	FOREIGN CURRENCY LIABILITIES	110,084	80	88,641	70
s53	MEXICAN PESOS LIABILITIES	27,910	20	37,484	30
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**10,207**	**100**	**12,645**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	327	3	2,749	22
s68	PROVISIONS	1,182	12	1,587	13
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,698	85	8,309	66
s27	**LONG-TERM LIABILITIES**	**163,272**	**100**	**148,119**	**100**
s59	FOREIGN CURRENCY LIABILITIES	163,272	100	148,119	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**64,084**	**100**	**66,738**	**100**
s66	DEFERRED TAXES	63,794	100	66,521	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	290	0	217	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**198,310**	**100**	**198,317**	**100**
s37	CAPITAL STOCK (NOMINAL)	48,417	24	48,417	24
s38	RESTATEMENT OF CAPITAL STOCK	149,893	76	149,900	76

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**382,895**	**100**	**381,133**	**100**
s93	LEGAL RESERVE	23,792	6	23,307	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,531	2	8,644	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	354,071	92	344,967	91
s45	NET INCOME FOR THE YEAR	-3,499	0	4,215	1
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-328,003**	**100**	**-307,339**	**100**
s70	ACCUMULATED MONETARY RESULT	-141,362	43	-139,673	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-114,661	35	-95,686	31
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-71,980	22	-71,980	23
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	135,347	125,443
s73	PENSIONS AND SENIORITY PREMIUMS	290	217
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	244	239
s76	WORKERS (*)	587	647
s77	OUTSTANDING SHARES (*)	129,986,946	130,058,746
s78	REPURCHASED SHARES (*)	9,453,054	9,381,254
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**90,665**	**100**	**122,148**	**100**
r02	COST OF SALES	77,866	86	91,035	75
r03	**GROSS PROFIT**	**12,799**	**14**	**31,113**	**25**
r04	GENERAL EXPENSES	17,113	19	18,015	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**-4,314**	**-5**	**13,098**	**11**
r08	OTHER INCOME AND (EXPENSE), NET	13	0	87	0
r06	COMPREHENSIVE FINANCING RESULT	-558	0	-7,400	-6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**-4,859**	**-5**	**5,785**	**5**
r10	INCOME TAXES	-1,360	-2	1,570	1
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-3,499**	**-4**	**4,215**	**3**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET INCOME**	**-3,499**	**-4**	**4,215**	**3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**90,665**	**100**	**122,148**	**100**
r21	DOMESTIC	53,280	59	74,314	61
r22	FOREIGN	37,385	41	47,834	39
r23	TRANSLATED INTO DOLLARS (***)	3,479	4	4,195	3
r08	**OTHER INCOME AND (EXPENSE), NET**	**13**	**100**	**87**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	13	100	87	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-558**	**100**	**-7,400**	**100**
r24	INTEREST EXPENSE	4,633	-830	4,645	-63
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7	-1	14	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	4,068	-729	-4,010	54
r28	RESULT FROM MONETARY POSITION	0	0	1,241	-17
r10	**INCOME TAXES**	**-1,360**	**100**	**1,570**	**100**
r32	INCOME TAX	348	-26	1,386	88
r33	DEFERRED INCOME TAX	-1,708	126	184	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	106,265	136,141
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	399,190	453,358
r39	OPERATING INCOME (**)	14,580	39,741
r41	NET INCOME (**)	1,884	15,393
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	7,582	7,450

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**90,665**	**100**	**122,148**	**100**
rt02	COST OF SALES	77,866	86	91,035	75
rt03	**GROSS PROFIT**	**12,799**	**14**	**31,113**	**25**
rt04	GENERAL EXPENSES	17,113	19	18,015	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**-4,314**	**-5**	**13,098**	**11**
rt08	OTHER INCOME AND (EXPENSE), NET	13	0	87	0
rt06	COMPREHENSIVE FINANCING RESULT	-558	0	-7,400	-6
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**-4,859**	**-5**	**5,785**	**5**
rt10	INCOME TAXES	-1,360	-2	1,570	1
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-3,499**	**-4**	**4,215**	**3**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET INCOME**	**-3,499**	**-4**	**4,215**	**3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 01 YEAR: 2008

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**90,665**	**100**	**122,148**	**100**
rt21	DOMESTIC	53,280	59	74,314	61
rt22	FOREIGN	37,385	41	47,834	39
rt23	TRANSLATED INTO DOLLARS (***)	3,479	4	4,195	3
rt08	**OTHER INCOME AND (EXPENSE), NET**	**13**	**100**	**87**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	13	100	87	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-558**	**100**	**-7,400**	**100**
rt24	INTEREST EXPENSE	4,633	-830	4,645	-63
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	7	-1	14	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	4,068	-729	-4,010	54
rt28	RESULT FROM MONETARY POSITION	0	0	1,241	-17
rt10	**INCOME TAXES**	**-1,360**	**100**	**1,570**	**100**
rt32	INCOME TAX	348	-26	1,386	88
rt33	DEFERRED INCOME TAX	-1,708	126	184	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,582	7,450

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**NET INCOME**	**-3,499**	**4,215**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	7,813	6,323
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**4,314**	**10,538**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-17,696	-7,450
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**-13,382**	**3,088**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	14,837	1,084
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-7	247
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**14,830**	**1,331**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-2,224**	**-4,505**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-776	-86
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,169	944
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**1,393**	**858**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**7,813**	**6,323**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	7,582	7,450
c41	+ (-) OTHER ITEMS	231	-1,127
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-17,696**	**-7,450**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-6,716	-19,117
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-12,335	8,465
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-855	-1,567
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	3,356	-1,704
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	-1,146	6,473
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**14,837**	**1,084**
c23	+ BANK FINANCING	14,837	1,084
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-7**	**247**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	270
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	-7	-23
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-2,224**	**-4,505**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-4,514	-4,795
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	2,290	290
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.01		$ 0.12	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0		$ 0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 0.00		$ 0	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0		$ 0	
d08	CARRYNG VALUE PER SHARE	$ 2.34		$ 2.49	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0		$ 0	
d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	0.60	times	0.62	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	96.59	times	13.02	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS **NOT CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	-3.86	%	3.45	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	0.62	%	4.76	%
p03	NET INCOME TO TOTAL ASSETS (**)	0.28	%	2.32	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	-0.00	%	29.44	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.60	times	0.68	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.04	times	1.13	times
p08	INVENTORIES TURNOVER (**)	2.18	times	3.09	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	98	days	82	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.76	%	7.90	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	54.56	%	51.34	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.20	times	1.06	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	74.69	%	69.43	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	42.38	%	36.92	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	-0.93	times	2.82	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.09	times	1.33	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.98	times	1.99	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	1.12	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.75	times	0.74	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	1.01	%	0.68	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	4.76	%	8.63	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-19.52	%	-6.10	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	-2.89	times	0.66	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.05	%	81.44	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-0.05	%	18.56	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	202.97	%	106.44	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Primer Trimestre del 2008
Abril del 2008

Los resultados reflejan la desaceleración en Estados Unidos y un débil desempeño del mercado nacional

Estado de Resultados 1T08 vs 1T07 (enero- marzo)

Las ventas totales fueron afectadas por la recesión económica en Estados Unidos, así como menor demanda de los clientes nacionales. Este trimestre la venta fue menor 21.1% en volumen, 21.2% en dólares y 25.8% en pesos.

La venta nacional se reduce 21.5% en volumen, 23.9% en dólares y 28.3% en pesos por una menor demanda de los clientes que optaron por desplazar su acumulamiento de inventario, los efectos cíclicos de la semana santa y a la venta de producto promocional no recurrente realizada en 2007.

Las ventas en exportación se reduce 20.7% en volumen, 17.1% en dólares y 21.8% en pesos.

El margen bruto, presionado por el incremento en el precio del algodón, se ubica en 14.1% respecto del 25.5% en el mismo periodo de 2007.

Los gastos generales se reducen 5.0% en términos reales y representan el 18.9% de la venta. Los gastos de venta disminuyen 8.3% y se ubican con respecto a ventas en el 9.5% en comparación al 7.7% del 1T-07. Los gastos de administración representan el 9.4% respecto a ventas en comparación al 7.1% del 1T-07.

El resultado operativo presentó pérdida del 4.8% de la venta comparada con utilidad del 10.7% al 1T-07.

La UAFIDA se ubicó en 3.6% sobre ventas comparada con 16.8% al 1T-07.

Otros Ingresos y Gastos, neto
Presenta los ingresos y gastos no recurrentes incididos en el periodo.

Resultado Integral de Financiamiento
El resultado integral de financiamiento fue negativo por $558 mil pesos en el 1T-08 en comparación a $7.4 millones de pesos en el 1T-07.

Los intereses pagados aumentaron 5.9% en dólares reduciéndose 0.3% en pesos por incremento en deuda y apreciación de peso respecto al dólar. Los intereses netos con respecto a ventas representan el 5.1% en comparación del 3.8% al 1T-07. La tasa anualizada promedio de préstamos fue de 6.55% en dólares.

La paridad cambiaria al 1T-08 resultó favorable por $4.0 millones comparada con pérdida de $4.0 millones de pesos al 1T-07.

En apego a los dispuesto en la NIF B-10, el ejercicio 2008 presenta un cambio de entorno económico, de inflacionario a no inflacionario por lo que no debe calcularse Repomo..

Impuestos a la utilidad

Se reconoce la provisión correspondiente a ISR diferido.

Utilidad Neta
Los resultados del trimestre presentan pérdida de $3.5 millones de pesos que se comparan con utilidad de $4.2 millones al 1T-07.

? Resultados Últimos Doce Meses 2008 vs 2007 (abril - marzo)

Las ventas totales se reducen 8.4% en volumen, 7.7% en dólares y 11.9% en pesos.

Las ventas nacionales disminuyen 12.0% en volumen, 13.8% en dólares y 17.9% en pesos.

Las exportaciones se reducen 2.8% en volumen y 2.0% pesos, con incremento del 2.5% en dólares.

El margen bruto pasa del 24.8% al 20.9%.

Los gastos generales se ubican en 17.2% sobre ventas. Los gastos de venta se reducen 8.5% ubicándose en 8.7% sobre ventas y se compara al 8.4% en 2007. Los gastos de administración se reducen 2.0%. Su proporción con respecto a ventas es 8.5% comparado con 7.7% en 2007.

El margen de operación se reduce al pasar de 8.8% al 3.7%.

La UAFIDA disminuye al pasar del 15.4% al 1.2% con respecto a ventas.

Otros ingresos y gastos, neto
Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. Por la entrada en vigor de la NIF B-3 de Normas de Información financiera en 2007, esta partida se incluye en el costo de ventas. En 2007 se registran los gastos incurridos por la suspensión de gas natural derivado de los atentados a las instalaciones de Pemex y la provisión de PTU del ejercicio.

Resultado Integral de Financiamiento

El resultado integral de financiamiento a 2008 representó $11.2 millones pesos en comparación de $13.9 millones de pesos al ejercicio 2007.

Los intereses pagados se incrementan 11.8% al pasar de $16.7 a $18.7 millones de pesos. Los intereses netos en su relación a ventas representan el 4.7% en 2008 en comparación a 3.7% de 2007.

La cobertura UAFIDA a intereses pagados fue de 2.3 veces.

La paridad cambiaria representó una utilidad por $3.7 millones de pesos en el 2008 comparado con pérdida de $2.6 millones al 2007.

El Repomo en el 2008 fue favorable por $3.7 millones de pesos, comparado con $5.4millones de pesos del 2007.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

Utilidad Neta

La utilidad neta fue de $1.8 millones de pesos y se compara con los $15.9 millones del 2007. El margen neto representa el 0.5% de la venta.

? Balance al 31 de marzo 2008 vs 31 de marzo 2007.

De conformidad a lo establecido en la NIF B-10, el periodo 2008 presenta un cambio de entorno económico, de inflacionario a no inflacionario. Para efectos de comparación, las cifras de ejercicios anteriores se expresan en pesos de la fecha de última actualización, siendo esta diciembre de 2007. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 0.8% en pesos y 6.8% en dólares. La cartera se reduce 11.8% en pesos y 6.6% en dólares. Los inventarios se incrementan 31.2% en pesos y 38.9% en dólares. El activo fijo disminuyó 3.9% en pesos y aumentó 1.7% en dólares.

El pasivo total se incrementa 7.1% en pesos y 13.5% en dólares. La deuda con costo se incrementa 20.6% para ubicarse en US$ 22.6 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 79.6%.

El capital contable pasó de $323.2 a $304.3 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $20.7 millones de pesos.

? Asuntos Generales

La empresa sigue en espera de las resoluciones de los juicios que mantiene 1) ante la SHCP por su criterio de administrarse libremente a través de un Comité Ejecutivo, 2) ante la Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China y 3) ante el Tribunal Fiscal de la Federación por un crédito fiscal de $8 millones de pesos derivado de la importación de hilo, y del cual Aduanas emitió resolución favorable a Hilasal.

Se realizó Asamblea General Ordinaria de Accionistas el 3 de abril con la representación del 92.02% de acciones, habiéndose aprobado los resultados del ejercicio 2007, y designándose a los miembros del Consejo de Administración, del Comité Ejecutivo, del Comité de Auditoria, del Comité de Prácticas Societarias y ratificando al Despacho Gossler S.C. como auditores externos

El índice de bursatilidad de la empresa pasó de la posición 105 en diciembre a la posición 110 a marzo del 2008

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables que sigue la compañía están de acuerdo con las normas de información financiera (NIF) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), las cuales requieren que la administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros, así como las revelaciones que se deben hacer a través de las notas a los mismos. La administración considera que las estimaciones y supuestos utilizados son los adecuados en las circunstancias, aun cuando su efecto final puede llegar a diferir del efecto previsto en dichas hipótesis

1.1 Bases para la determinación de las cifras

NIF B-10, EFECTOS DE LA INFLACION

El entorno económico mexicano para 2008, ha sido calificado como no inflacionario debido a que la inflación de los tres años anteriores fue de poco menos del 12%. Por tal motivo, durante el ejercicio 2008, no se reconocerán los efectos de la inflación del periodo en los Estados Financieros incluyendo el reconocimiento del Resultado por Posición Monetaria (REPOMO)

De conformidad con la INIF 9 Presentación de Estados Financieros comparativos por la entrada en vigor de la NIF B-10, éstos deben presentarse expresados a pesos de Diciembre 2007, fecha en la cual se registró la última actualización para efectos de la NIF B-10.

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 ? Obligaciones Laborales? de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

1.4 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.5 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.6 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición, la NIF B-10 deroga el método de valuación de activos fijos de procedencia extranjera (indización especifica) que estableció el Quinto Documento de Adecuaciones al Boletín B-10.

El entorno económico mexicano para 2008, ha sido calificado como no inflacionario debido a que la inflación de los tres años anteriores fue de poco menos del 12%. Por tal motivo, durante el ejercicio 2008, no se reconocerán los efectos de actualización de Activos Fijos.

1.7 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que

pudieran tener un Valor de Rescate en el mercado en caso de su realización.

1.8 Capitalización del Resultado Integral de Financiamiento (RIF)

La NIF D-6 vigente a partir del 01 de Enero 2007 norma la capitalización del RIF atribuible a ciertos activos cuya adquisición requiere de un periodo sustancial (prolongado) antes de su uso intencional. El RIF directamente atribuible a la adquisición de activos calificables debe capitalizarse formando parte del costo de inversión de esos activos.

La compañía capitaliza la parte proporcional de los Intereses devengados a cargo derivados de los principales Proyectos de Activos Fijos.

La capitalización del Resultado Integral de Financiamiento Incluye: Costo de Intereses, Efecto cambiario y el Resultado por posición monetaria (REPOMO) correspondiente.

1.9 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 12

1.10 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:
· Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
· Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.11 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en la NIF D-4, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

En Enero de 2007, el CINIF emitió la INIF 4 (Interpretación a las Normas de Información Financiera No. 4) denominada Presentación en el Estado de Resultados de la Participación de los trabajadores en la utilidad en la cual concluyó que la PTU se presentará a partir de 2007 en el rubro de ?Otros Ingresos y gastos?

1.12 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.13 Utilidad Integral

Es el resultado de la actuación total de la empresa durante el periodo, y está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y el ISR diferido, que de conformidad con las NIF aplicables, se llevaron directamente al capital contable.

1.14 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.15 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1

La actividad principal de la compañía es la fabricación, compra y venta de toallas y productos similares.

NOTA 02 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término ?Principios de Contabilidad Generalmente Aceptados? (PCGA) por el de ?Normas de Información Financiera? (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006. La aplicación de las nuevas NIF no provocó modificaciones significativas en los estados financieros adjuntos ni en sus revelaciones.

NOTA 3 INMUEBLES, PLANTA Y EQUIPO

De conformidad con la NIF C-15 ?Deterioro en el valor de los activos de larga duración y su disposición?, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 4 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 5 CONTINGENTE

De índole fiscal

La empresa interpuso juicio de amparo contra el costo de ventas y la acumulación del Inventario al 31 de diciembre de 2004, sin que a la fecha se haya obtenido la resolución correspondiente, la empresa seguirá acumulando y deduciendo las partidas señaladas conforme a Ley hasta que el juicio sea resuelto.

En el proceso jurídico de defensa ante la notificación de un crédito fiscal por un monto de $8 millones de pesos derivado de la importación de hilo, Aduanas emitió resolución favorable a Hilasal. Con la intención de evitar cualquier riesgo futuro, esta resolución se adicionó como prueba al proceso jurídico iniciado, quedando a la espera de la resolución final por parte de la autoridad.

NOTA 6 CAPITAL CONTABLE

El capital contable al 31 de Marzo de 2008 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417
Actualización	$ 149,893
Prima en colocación acciones	$ 51,092
Resultados acumulados	$ 305,883
Reserva para recompra de acciones	$ 8,531
Exceso o insuficiencia	$ (256,023)
Resultado del ejercicio	$ (3,499)
TOTAL CAPITAL CONTABLE	$ 304,294

NOTA 7 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo de 2008 el monto autorizado es de $ 29,843 de los cuales se han utilizado a esa fecha $ 21,312

El saldo al 31 de Marzo de 2008 asciende a $ 8,531

Durante el 1er Trimestre 2008 se efectuaron las siguientes operaciones:

Compra de 5,200 acciones

NOTA 8 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Durante el Ejercicio 2008 no se ha llevado a cabo este tipo de capitalización.

NOTA 9 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

			Devengado
Intereses pagados	4,633		
Intereses a favor	(7)		
Intereses netos		4,626	
Efecto paridad cambiaria		(4,068)	
TOTAL COSTO		558	

NOTA 10 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 11 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Diciembre 06	9,428	121.0150
Diciembre 07	9,598	125.5640
Enero 08	-1,384	125.5640
Febrero 08	-1,158	125.5640
Marzo 08	-957	125.5640

NOTA 12 INFORMACION POR SEGMENTOS

Como se indica en la Nota 1, la actividad principal de Hilasal Mexicana, SA.B. de C.V. es la fabricación, compra y venta de toallas y productos similares y el 100% de sus ingresos los obtiene de dicho segmento.

Las ventas de la compañía durante el 1er trimestre del ejercicio 2008, se realizaron en un 59 % al mercado nacional y en un 41 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica

Los productos de la compañía se comercializan fundamentalmente a través de un alto número de clientes, tales como tiendas departamentales y detallistas, sin que exista concentración en algún cliente en particular.

NOTA 13 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días 25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días 25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días 25% de aplicación a resultados
Cuentas con vencimiento de 270 días en adelante 15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

NOTA 14

Los Estados Financieros de Hilasal Mexicana S.A.B. de C.V. correspondientes al 1er Trimestre 2008 fueron aprobados por el Consejo de Administración en sesión celebrada el 22 de Abril de 2008

NOTA 15 BENEFICIOS A DIRECTIVOS RELEVANTES

De conformidad con la NIF C-13 Partes Relacionadas a continuación se anexa el importe total de los beneficios a empleados otorgados al personal gerencial clave o directivos relevantes de la entidad durante el Ejercicio 2008:

Beneficios directos a corto plazo: $ 289 mdp

NOTA 16 EFECTOS DE LA INFLACION

El entorno económico mexicano para 2008, ha sido calificado como no inflacionario debido a que la inflación de los tres años anteriores fue de poco menos del 12%. Por tal motivo, durante el ejercicio 2008, no se reconocerán los efectos de la inflación del periodo en los Estados Financieros incluyendo el reconocimiento del Resultado por Posición Monetaria (REPOMO)

La fecha de la última reexpresión reconocida en los Estados Financieros fue el

31 de Diciembre de 2007.

El porcentaje de inflación acumulado en el Ejercicio 2008 es de 1.49%, mientras que la inflación acumulada de los tres Ejercicios anteriores (2005-2007) es de 11.13%

Los Estados Financieros que se anexan se presentan en unidades monetarias de poder adquisitivo de diciembre 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NA		0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
NA		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCOMEXT	NOT	29/09/2006	17/03/2011	6%							0	0	0	0	10,699	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6%							0	0	0	0	10,699	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6%							0	0	0	0	10,699	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6%							0	0	0	0	10,699	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6%							0	0	0	0	10,699	0
SECURED																
GE CAPITAL	YES	19/12/2007	01/01/2015	6.59%							0	6,885	10,310	10,256	10,977	68,557
BBVA BANCOMER	YES	15/04/2006	15/04/2009	7.36%							0	1,360	340	0	0	0
BBVA BANCOMER	YES	22/12/2006	22/12/2009	7.37%							0	3,889	2,918	0	0	0
BBVA BANCOMER	NOT	15/10/2007	15/10/2011	6.64%							0	1,605	1,605	1,605	1,605	1,605
	NOT										0	0	0	0	0	0
COMMERCIAL BANKS																
OTHER																
BANCO DEL BAJIO	NOT	28/01/2008	28/04/2008	4.58%							0	10,699	0	0	0	0
BCI	NOT	06/12/2007	05/06/2008	6.48%							0	10,699	0	0	0	0
BCI	NOT	14/03/2008	10/09/2008	4.25%							0	8,024	0	0	0	0
HSBC	NOT	26/11/2007	24/05/2008	6.62%							0	10,699	0	0	0	0
BANAMEX	NOT	29/02/2008	28/02/2009	6.61%							0	14,345	0	0	0	0
BBVA BANCOMER	NOT	20/01/2008	20/06/2008	5.69%							0	10,699	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	78,904	15,173	11,860	66,077	70,162

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 01 YEAR: 2008

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED				0	15,343	0	0	0	0						
VARIOS	NOT										0	26,179	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					0	15,343	0	0	0	0	0	26,179	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				0	5,206										
VARIOS											0	5,001				
TOTAL					0	5,206	0	0	0	0	0	5,001	0	0	0	0
TOTAL GENERAL					0	20,549	0	0	0	0	0	110,084	15,173	11,860	68,077	70,162

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**3,622**	**38,750**	**75**	**801**	**39,551**
LIABILITIES POSITION	**25,507**	**272,893**	**43**	**463**	**273,356**
SHORT-TERM LIABILITIES POSITION	10,246	109,621	43	463	110,084
LONG-TERM LIABILITIES POSITION	15,261	163,272	0	0	163,272
NET BALANCE	**-21,885**	**-234,143**	**32**	**338**	**-233,805**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	82.90
	OFICINAS MEXICO	0	0

NOTES

CAPACIDAD EXPRESADA EN TONELADAS MENSUALES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
ALGODON	DUNAVANT, CARGILL COTTON	Importación	NO	43.11
QUIMICOS	DEGUSSA,DISOSA, HUNTSMAN	Nacional	NO	11.10
MATERIAL INDIRECTO	VARIOS	Nacional	SI	4.38

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	662,663	53,280	55.00	LICENCIAS, PRESTIGE	WAL MART,
	0	0	0	ELITE, ELEGANCE	SAM'S CLUB, CHEDRAUI
	0	0	0	SAHARA,	COMERCIAL MEXICANA,
	0	0	0	BRIGHT SEASON,	COPPEL
	0	0	0	ROYAL CROWN	CONTROL, LIVERPOOL
	0	0	0	CLASSIC, TRIBUTE	EL PALACIO DE HIERRO
FOREIGN SALES					
TOALLAS	453,143	37,385	0	HILASAL Y LAS DE	JC PENEY'S,
	0	0	0	NUESTROS CLIENTES	MARMAXX
	0	0	0		MACY'S
TOTAL		90,665			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **01** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	453,143	37,385	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY'S,
	0	0		NUESTROS CLIENTES	MARMAXX, MACY'S
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	37,385	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 01 YEAR: 2008

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	109,826,946	129,986,946	38,640,000	7,000	41,417
TOTAL			20,160,000	109,826,946	129,986,946	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 129,986,946

NOTES

END